

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2010

Caroline Rechia
President and Chief Executive Officer
Northridge Ventures Inc.
2325 Hurontario Street, Suite 204
Mississauga, Ontario L5A 4K4

> **Re:** **Northridge Ventures Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 15, 2010**
> **File No. 000-52239**

Dear Ms. Rechia:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel